SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1 )*

Frazier Lifesciences Acquisition Corporation

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G3710A105

(CUSIP Number)

Two Union Square

601 Union St., Suite 3200

Seattle, WA 98101

Tel: +1 (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3710A105	Page 2 of 10

1.	Names of Reporting Persons Frazier Lifesciences Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 501,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 501,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 14,301,000 shares of Class A Ordinary Shares outstanding as of August 11, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 11, 2022.

CUSIP No. G3710A105	Page 3 of 10

1.	Names of Reporting Persons Frazier Life Sciences X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 501,000 shares of Class A Ordinary Shares underlying the private placement units held directly by Frazier Lifesciences Sponsor LLC and (ii) 1,000,000 shares of Class A Ordinary Shares held by Frazier Life Sciences X, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. and FHMLS X, L.L.C.

(2)	Based on 14,301,000 shares of Class A Ordinary Shares outstanding as of August 11, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 11, 2022.

CUSIP No. G3710A105	Page 4 of 10

1.	Names of Reporting Persons FHMLS X, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 501,000 shares of Class A Ordinary Shares underlying the private placement units held directly by Frazier Lifesciences Sponsor LLC and (ii) 1,000,000 shares of Class A Ordinary Shares held by Frazier Life Sciences X, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. and FHMLS X, L.L.C.

(2)	Based on 14,301,000 shares of Class A Ordinary Shares outstanding as of August 11, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 11, 2022.

CUSIP No. G3710A105	Page 5 of 10

1.	Names of Reporting Persons FHMLS X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 501,000 shares of Class A Ordinary Shares underlying the private placement units held directly by Frazier Lifesciences Sponsor LLC and (ii) 1,000,000 shares of Class A Ordinary Shares held by Frazier Life Sciences X, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. and FHMLS X, L.L.C.

(2)	Based on 14,301,000 shares of Class A Ordinary Shares outstanding as of August 11, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 11, 2022.

CUSIP No. G3710A105	Page 6 of 10

1.	Names of Reporting Persons James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 501,000 shares of Class A Ordinary Shares underlying the private placement units held directly by Frazier Lifesciences Sponsor LLC and (ii) 1,000,000 shares of Class A Ordinary Shares held by Frazier Life Sciences X, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. and FHMLS X, L.L.C.

(2)	Based on 14,301,000 shares of Class A Ordinary Shares outstanding as of August 11, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 11, 2022.

CUSIP No. G3710A105	Page 7 of 10

1.	Names of Reporting Persons Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 501,000 shares of Class A Ordinary Shares underlying the private placement units held directly by Frazier Lifesciences Sponsor LLC and (ii) 1,000,000 shares of Class A Ordinary Shares held by Frazier Life Sciences X, L.P. Frazier Life Sciences X, L.P. is the sole member of Frazier Lifesciences Sponsor LLC. FHMLS X, L.P. is the general partner of Frazier Life Sciences X, L.P. and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences X, L.P. and FHMLS X, L.L.C.

(2)	Based on 14,301,000 shares of Class A Ordinary Shares outstanding as of August 11, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 11, 2022.

EXPLANATORY NOTE

This amendment (this “Amendment No. 1”) is filed on behalf of Frazier Lifesciences Sponsor LLC (the “Sponsor”), Frazier Life Sciences X, L.P., FHMLS X, L.P., FHMLS X, L.L.C., James N. Topper and Patrick J. Heron.

This Amendment No. 1 amends the Schedule 13D originally filed with the Commission on January 27, 2021 (the “Original Schedule 13D”).

All terms used, but not defined, in this Amendment No. 1 are as defined in the Original Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended as follows:

Business Combination Agreement

On July 25, 2022, the Issuer entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with NewAmsterdam Pharma Company B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“Holdco”), NewAmsterdam Pharma Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“NewAmsterdam Pharma”) and NewAmsterdam Pharma Investment Corporation, a Cayman Islands exempted company (“Merger Sub”). As a result of the transactions contemplated by the Business Combination Agreement (the “Transactions”), the Issuer will become a wholly owned subsidiary of Holdco, which will be a publicly-traded company with shares listed on the Nasdaq Stock Market, and will conduct the business currently conducted by NewAmsterdam Pharma.

The description of the Business Combination Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on July 25, 2022 (and is incorporated by reference herein as Exhibit 2.1).

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor, the Issuer, NewAmsterdam Pharma, Holdco and certain holders of Class B Ordinary Shares (the “Initial Shareholders”) entered into the Sponsor Support Agreement, pursuant to which the Sponsor and the Initial Shareholders have agreed to (a) vote (i) in favor of the Business Combination Agreement and the Transactions, including in favor of each Transaction Proposal (as defined in the Business Combination Agreement), (ii) in favor of any other matter reasonably necessary or required to cause the consummation of the Transactions, and (iii) against any proposal that conflicts or materially impedes or interferes with, or would adversely affect or delay the consummation of the Transactions; (b) waive any adjustment to the conversion ratio set forth in Issuer’s amended and restated memorandum and articles of association or any other anti-dilution or similar protection with respect to the Class B Ordinary Shares held by them; and (c) waive any redemption rights, including with respect to Class A Ordinary Shares purchased in the Issuer’s initial public offering or in the aftermarket, in connection with the Business Combination. 3,450,000 Class B Ordinary Shares are subject to the Sponsor Support Agreement, including 3,300,000 Class B Ordinary Shares owned by the Sponsor.

The description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated by reference herein as Exhibit 99.7.

Investor Support Agreements

In connection with the execution of the Business Combination Agreement, the Issuer and certain of its shareholders, including Frazier Life Sciences X, L.P. entered into the Investor Support Agreements, pursuant to which each shareholder has agreed to (a) vote (i) in favor of the Business Combination Agreement and the Transactions, including in favor of each Transaction Proposal (as defined in the Business Combination Agreement), (ii) in favor of any other matter reasonably necessary or required to cause the consummation of the Transactions, and (iii) against any proposal that conflicts or materially impedes or interferes with, or would adversely affect or delay the consummation of the Transactions and (b) waive any redemption rights, including with respect to Class A Ordinary Shares purchased in the Issuer’s initial public offering or in the aftermarket, in connection with the Business Combination. A total of 1,500,000 Class A Ordinary Shares are subject to the Investor Support Agreements, including 1,000,000 Class A Ordinary Shares owned by Frazier Life Sciences X, L.P.

The description of the Investor Support Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated by reference herein as Exhibit 99.8.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 4 of the Original Schedule 13D is hereby amended as follows:

The responses to Item 4 is incorporated by reference into Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended as follows:

Exhibit 2.1†	Business Combination Agreement, dated as of July 25, 2022 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 25, 2022).

Exhibit 99.7	Sponsor Support Agreement, dated as of July 25, 2022 by and between Frazier Lifesciences Acquisition Corporation, NewAmsterdam Pharma Company B.V., NewAmsterdam Pharma Holding B.V. and certain investors.

Exhibit 99.8	Form of Investor Support Agreement.

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Issuer agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 20, 2022

FRAZIER LIFE SCIENCES SPONSOR LLC By FHMLS X, L.P., its general partner By FHMLS X, L.L.C., its general partner

By:	*
James N. Topper, Managing Director

FRAZIER LIFE SCIENCES X, L.P.
By FHMLS X, L.P., its general partner
By FHMLS X, L.L.C., its general partner

By:	*
James N. Topper, Managing Director

FHMLS X, L.P. By FHMLS X, L.L.C., its general partner

By:	*
James N. Topper, Managing Director

FHMLS X, L.L.C.

By:	*
James N. Topper, Managing Director

By:	*
James N. Topper

By:	*
Patrick Heron

*By:	/s/ James N. Topper
James N. Topper, as Attorney-in-Fact

This Schedule 13D was executed by James N. Topper on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on December 17, 2020.